News Release

RESIN SYSTEMS RAISES $4.1 MILLION FROM THE

EXERCISE OF COMMON SHARE PURCHASE WARRANTS

Edmonton, Alberta, February 15, 2006:  Resin Systems Inc. (RS - TSX / RSSYF - OTCBB), a composite material products technology company ("RS"), announced today that it has issued 2,066,116 common shares of RS pursuant to the exercise of common share purchase warrants of RS at an exercise price of $2.00 per share for total gross proceeds of $4,132,232.  The common share purchase warrants of RS were originally issued pursuant to a private placement of units of RS completed on February 14, 2005.

About RS

RS provides engineered solutions in advanced materials for large scale applications in the industrial and commercial sectors. The foundation of RS is continuous innovation, product development and its proprietary Version™ resin system. The company's engineered solutions are developed and implemented in three distinct technology platforms:  filament winding, pultrusion and moulding. To date RS has successfully developed the RStandard™ modular composite transmission and distribution structure, using filament winding. RS is currently developing pultrusion and moulding applications. RS has won two awards from the American Composites Manufacturers Association (ACMA) for the RStandard modular composite utility pole, on its design and manufacturing process. For the latest on the company's developments, click on "Latest News" on www.grouprsi.com.

 "Version" and "RStandard" are trademarks of Resin Systems Inc.

For more information please contact:

Greg Pendura

Chairman, President and Chief Executive Officer

Resin Systems Inc.

Ph: (780) 482-1953

Fax: (780) 452-8755

Email:gregp@grouprsi.com

www.grouprsi.com